Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS

Reporting strong growth and margin improvement

Minnetonka, MN – May 7, 2021 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), which has operated as a global IoT intelligent edge products and services company, today announced financial results for the first quarter (“Q1”) ended March 31, 2021, including a discussion of results of operations by segment.

Management Comments for Q1 2021

Anita Kumar, CSI’s CEO commented, “Although our operations in Q1 2021 continued to be affected by the COVID-19 pandemic which resulted in supply chain challenges and delays in project spending by customers, due to the proactive measures we took and the resilience of our team, we were able to take advantage of the growing need for actionable insight and ubiquitous connectivity at the edge of networks. As a result, our total consolidated sales increased by 11% and gross margin improved by 13%.”

“That said, in April 2021, we entered into a definitive securities purchase agreement (“Purchase Agreement”) with Lantronix, Inc. (“Lantronix”), to sell our Electronics and Software segment (E&S Segment), which contains our Transition Networks and Net2Edge businesses, for a base price of $25.0 million to be paid at closing, subject to a working capital adjustment following the closing, plus up to an additional $7.0 million in earnout payments based on revenue milestones for the E&S Segment businesses in the two consecutive 180-day periods after closing of the sale.”

Roger Lacey, CSI’s Chairman noted, “The agreement to sell our E&S Segment businesses marks an important milestone towards our goal of completing the previously announced merger with Pineapple Energy, LLC (“Pineapple”), a growing U.S. operator and consolidator of residential solar, battery storage, and grid services solutions. As previously announced, we plan to distribute available sale proceeds from any pre-merger divestitures, together with other available cash in the form of a cash dividend to existing CSI shareholders prior to the effective date of the Pineapple merger. CSI’s balance sheet at March 31, 2021 included cash, cash equivalents, and liquid investments of $21.0 million and the divestiture of assets to Lantronix for $25.0 million, will further increase our cash position. Currently, we intend to distribute $3.50 per share or approximately $35.0 million, consisting of proceeds from the sale of the E&S Segment businesses and other available cash after closing the sale of these businesses, but prior to the closing of the CSI-Pineapple merger. We will provide more information about the payment of this proposed dividend in the future.”

For more information about the previously announced CSI-Pineapple merger visit https://www.commsystems.com/investor-resources.

Q1 2021 Summary

●	Q1 2021 consolidated sales from continuing operations increased by 11% to $10.2 million compared to $9.2 million in Q1 2020.

●	Q1 2021 consolidated gross profit increased by 13% to $4.2 million from $3.7 million in the same period of 2020. Gross margin also increased to 41.5% in Q1 2021 from 40.8% in Q1 2020.

●	Q1 2021 consolidated operating loss from continuing operations was $2.1 million compared to a Q1 2020 consolidated operating loss from continuing operations of $1.2 million.

■	Electronics & Software operating loss was $24,000 as compared to operating loss of $168,000 in Q1 2020.

■	Services & Support operating loss was $203,000 compared to operating loss of $121,000 in Q1 2020.

■	Other operating expenses were $1.9 million, compared to $935,000 of other operating expenses in Q1 2020, and increased due to merger and business segment sale projects.

●	Income from discontinued operations totaled zero in Q1 2021 compared to income from discontinued operations of $2.3 million Q1 2020.

●	Q1 2021 net loss was $2.2 million, or ($0.23) per diluted share, compared to a net income of $1.5 million, or $0.16 per diluted share, in Q1 2020.

●	At March 31, 2021, cash, cash equivalents, and liquid investments totaled $21.0 million and working capital was $26.9 million.

Q1 2021 Segment Financial Overview

Electronics & Software

(in 000s)	Three Months Ended March 31
	2021	2020
Sales	$8,365	$8,536
Gross profit	3,584	3,729
Operating (loss)	(24)	(168)

Electronics & Software sales decreased 2% to $8,365,000 in Q1 2021 compared to $8,536,000 in Q1 2020. Sales in North America decreased $247,000, or 3%, primarily due to supply chain constraints in addition to delayed project spending by customers due to the COVID-19 pandemic. International sales increased $76,000, or 7%, primarily due to growth in the Asia Pacific region of sales of our traditional products. Sales of Intelligent edge solutions (“IES”) products increased 11% or $359,000 due to an uptick in our core IES media converter products by Federal agencies and an uptick in our Switch products used in security and surveillance applications. Traditional product sales decreased 10% or $530,000 due to supply chain constraints in addition to delayed project spending by customers due to the COVID-19 pandemic.

Q1 2021 Gross profit decreased to $3,584,000 from $3,729,000 in Q1 2020. Gross margin decreased to 42.8% in Q1 2021 from 43.7% in Q1 2020 primarily due to an unfavorable product mix including some lower margin sales on IES products sold to Federal agencies due to competitive bidding. Selling, general and administrative expenses decreased 7% to $3,608,000, or 43.1% of sales, in Q1 2021 compared to $3,897,000, or 45.7% of sales, in Q1 2020 due to reduced travel, marketing and personnel expenses, in part due to steps taken by management in response to the COVID-19 pandemic.

Electronics & Software incurred an operating loss of $24,000 in Q1 2021 compared to an operating loss of $168,000 in Q1 2020, primarily due to lower sales and gross margin.

Services & Support

(in 000s)	Three Months Ended March 31
	2021	2020
Sales	$1,938	$827
Gross profit	776	207
Operating (loss)	(203)	(121)

Revenues from the education sector decreased $30,000 or 32% in Q1 2021 as compared to Q1 2020 due to the substantial completion of projects from the Company’s Florida school district customer. The Company was not selected as the primary vendor on the next multi-year project for this school district, but has been selected as the secondary vendor for structured cabling and enterprise networking.

Revenue from sales to small and medium size businesses, which are primarily financial, healthcare and commercial clients increased $1,198,000 or 225% in Q1 2021 as compared to Q1 2020 due to the acquisition of Ecessa on May 14, 2020 and the acquisition of the assets of IVDesk on November 3, 2020. Also, project and product revenue increased $244,000 or 173% in Q1 2021 as compared to the same period of 2020 primarily due to the acquisition of Ecessa and its SD-WAN products. Similarly, services and support revenue increased $867,000 or 126% as compared to the same quarter of the prior year due to the Company’s acquisition of Ecessa and its service and support revenue on its SD-WAN products as well as the acquisition of IVDesk, which contributed $597,000 in revenue during the quarter. Overall, Ecessa contributed $653,000 in revenue during the quarter.

Gross profit increased 275% to $776,000 in Q1 2021 compared to $207,000 in the same period in 2020. Gross margin increased to 40.0% in Q1 2021 compared to 25.0% in Q1 2020 due to the increase in services & support revenue, which has higher margins. Selling, general and administrative expenses increased 198% in Q1 2021 to $979,000, or 50.5% of sales, compared to $328,000, or 39.7% of sales, in the same period of 2020 due to the May 2020 acquisition of Ecessa and the inclusion of its general and administrative costs that are not included in the prior year.

Services & Support incurred an operating loss of $203,000 in Q1 2021 compared to an operating loss of $121,000 in the same period of 2020, primarily due to increased selling, general and administrative expenses, including amortization expense.

Discontinued Operations – Suttle

On March 11, 2020, CSI announced that its Suttle, Inc. subsidiary had sold the remainder of its business lines including inventory, related capital equipment, intellectual property, and customer relationships to a third party for $8.0 million in cash, with a net working capital adjustment. CSI recognized income from discontinued operations of $2.3 million in Q1 2020, but had no income from discontinued operations in Q1 2021.

Financial Condition

CSI’s balance sheet at March 31, 2021 included cash, cash equivalents, and liquid investments of $21.0 million, working capital of $26.9 million, and stockholders’ equity of $45.7 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on or about May 7, 2021.

About Communications Systems

Communications Systems, Inc., which has operated as an IoT intelligent edge products and services company, with its planned merger with Pineapple Energy will be positioned to acquire and grow leading local and regional solar, storage, and energy services companies nationwide. The vision is to power the energy transition through grass-roots growth of solar electricity paired with battery storage on consumers’ homes.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the previously announced proposed CSI- Pineapple Energy transactions and other transactions referred to in this press release will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business, as well as the business of Pineapple Energy. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering these risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise. In addition to these factors, there are a number of specific factors related to this transaction, including:

●	The Company’s ability to obtain shareholder approval for the sale to Lantronix;

●	conditions to the closing of the sale to Lantronix may not be satisfied or the sale may involve unexpected costs, liabilities or delays;

●	up to $7 million of the purchase price is structured in the form of an earnout based on revenues generated by Lantronix in the 360 days following closing, and there is no guaranty that sufficient revenues will be recognized for the earnout to be paid to the Company;

●	how the restrictions placed on the Company’s ability to actively solicit competing bids, and the obligation for the Company to pay a termination fee of $875,000 under certain circumstances, might deter other potential acquirers of the Electronics and Software segment;

●	conditions to the closing of the previously announced CSI-Pineapple merger may not be satisfied or the merger may involve unexpected costs, liabilities or delays;

●	related to the CSI-Pineapple announced merger, the Company’s ability to successfully sell its other existing operating business assets and its real estate assets at a value close to their current fair market value and distribute these proceeds to its existing shareholder base;

●	the fact that the continuing CSI-Pineapple entity will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to an agreement entered into after the effective date of the CSI-Pineapple closing;

●	the occurrence of any other risks to consummation of the sale to Lantronix or the CSI-Pineapple merger, including the risk that the sale to Lantronix or CSI-Pineapple merger will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the sale to Lantronix or the CSI-Pineapple merger;

●	risks that the Lantronix transaction and the CSI-Pineapple merger will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the Lantronix transaction and the CSI-Pineapple merger;

●	the outcome of any legal proceedings related to the sale to Lantronix or the CSI-Pineapple merger; and

●	the fact that CSI cannot yet determine the exact amount and timing of any pre-CSI-Pineapple merger cash dividends or the value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the effective date of the CSI-Pineapple merger.

Contacts:
Communications Systems, Inc.	The Equity Group Inc.
Anita Kumar	Lena Cati
Chief Executive Officer	Vice President
952-996-1674	212-836-9611
lcati@equityny.com

Mark D. Fandrich	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-582-6416	212-836-9608
mark.fandrich@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey
Executive Chair
952-996-1674

Selected Income Statement Data

	Unaudited
	Three Months Ended
	Mar. 31, 2021	Mar. 31, 2020
Sales	$10,159,315	$9,162,742
Gross profit	4,216,638	3,737,147
Operating loss from continuing operations	(2,146,516)	(1,223,743)
Operating loss from continuing operations before income taxes	(2,159,648)	(813,176)
Income tax expense (benefit)	1,203	(4,457)
Income from discontinued operations	-	2,313,352
Net (loss) income	$(2,160,851)	$1,504,633

Basic net (loss) income per share	$(0.23)	$0.16
Diluted net (loss) income per share	$(0.23)	$0.16
Cash dividends declared per share	$0.00	$0.02

Average basic shares outstanding	9,332,589	9,265,590
Average dilutive shares outstanding	9,332,589	9,445,299

Selected Balance Sheet Data

	Unaudited
	Mar. 31, 2021	Dec. 31, 2020
Total assets	$53,108,238	$55,556,325
Cash, cash equivalents & investments	21,001,288	21,456,865
Working capital	26,946,148	28,320,602
Property, plant and equipment, net	7,088,892	7,242,072
Long-term liabilities	669,254	623,947
Stockholders’ equity	45,721,931	47,494,727